GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Accredit Loans Inc, 2006-QS1
2. Factor Summary	Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	01/30/2006
	First Distribution Date:	02/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	04/21/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	04/25/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:	
	Book-Entry:	04/24/2006
8. Collateral Summary	Definitive:	03/31/2006
9. Repurchase Information	Trustee:	Deutsche Bank Trust Company Americas
	Main Telephone:	714-247-6000
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	GMAC-RFC	
12. Loss Mitigation and Servicing Modifications	Bond Administrator:	Rona Hsu
	Telephone:	818-260-1508
13. Losses and Recoveries		
14. Credit Enhancement Report *(Not Applicable)*	Pool(s) :	40260
15. Distribution Percentages		
16. Overcollateralization Summary *(Not Applicable)*		
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

Residential Accredit Loans Inc, 2006-QS1

April 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118RZ3	1,200,000.00	1,200,000.00	5.75000000	0.00	5,750.00	5,750.00	0.00	0.00	0.00	1,200,000.00
A-2	761118SA7	6,775,000.00	6,561,368.14	5.75000000	105,838.38	31,439.89	137,278.27	0.00	0.00	0.00	6,455,529.76
A-3	761118SB5	108,134,000.00	104,724,277.86	5.75000000	1,689,258.61	501,803.83	2,191,062.44	0.00	0.00	0.00	103,035,019.25
A-4	761118SC3	17,636,000.00	17,636,000.00	5.75000000	0.00	84,505.83	84,505.83	0.00	0.00	0.00	17,636,000.00
A-5	761119SD1	86,970,608.00	85,002,626.82	5.72812999	2,857,252.20	405,755.08	3,263,007.28	0.00	0.00	0.00	82,145,374.62
A-6	761118SE9	11,343,992.00	11,087,298.81	5.91766860	372,685.06	54,675.80	427,360.86	0.00	0.00	0.00	10,714,613.75
A-7	761118SF6	25,784,400.00	25,784,400.00	5.75000000	0.00	123,550.25	123,550.25	0.00	0.00	0.00	25,784,400.00
A-8	761118SG4	42,974,000.00	41,999,328.60	5.16813004	837,505.70	180,881.66	1,018,387.36	0.00	0.00	0.00	41,161,822.90
A-9	761118SH2	42,974,000.00 [1]	41,999,328.60 [1]	2.33187013	0.00	81,614.15	81,614.15	0.00	0.00	0.00	41,161,822.90 [1]
A-P	761118SJ8	2,784,564.75	2,739,314.59	0.00000000	4,722.08	0.00	4,722.08	0.00	0.00	0.00	2,734,592.51
A-V	761118SK5	323,843,583.63 [1]	316,950,352.52 [1]	0.49761959	0.00	131,433.92	131,433.92	0.00	0.00	0.00	311,070,454.05 [1]
R-I	761118SL3	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	761118SM1	100.00	0.00	6.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	761118SN9	10,525,500.00	10,512,457.45	6.00000000	6,571.12	52,562.29	59,133.41	0.00	0.00	0.00	10,505,886.33
M-2	761118SP4	3,238,400.00	3,234,387.17	6.00000000	2,021.75	16,171.94	18,193.69	0.00	0.00	0.00	3,232,365.42
M-3	761118SQ2	2,428,800.00	2,425,790.38	6.00000000	1,516.31	12,128.95	13,645.26	0.00	0.00	0.00	2,424,274.07
B-1	761118SR0	1,619,200.00	1,617,193.59	6.00000000	1,010.88	8,085.97	9,096.85	0.00	0.00	0.00	1,616,182.71
B-2	761118SS8	1,295,400.00	1,293,794.82	6.00000000	808.72	6,468.97	7,277.69	0.00	0.00	0.00	1,292,986.10
B-3	761118ST6	1,133,518.88	1,132,114.29	6.00000000	707.66	5,660.57	6,368.23	0.00	0.00	0.00	1,131,406.63
Deal Totals		**323,843,583.63**	**316,950,352.52**		**5,879,898.47**	**1,702,489.10**	**7,582,387.57**	**0.00**	**0.00**	**0.00**	**311,070,454.05**

[1].Notional Balance

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1

April 25, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118RZ3	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-2	761118SA7	968.46762214	15.62190111	4.64057417	20.26247528	0.00000000	0.00000000	952.84572103
A-3	761118SB5	968.46762221	15.62190070	4.64057401	20.26247471	0.00000000	0.00000000	952.84572151
A-4	761118SC3	1,000.00000000	0.00000000	4.79166648	4.79166648	0.00000000	0.00000000	1,000.00000000
A-5	761119SD1	977.37188200	32.85307836	4.66542766	37.51850602	0.00000000	0.00000000	944.51880364
A-6	761118SE9	977.37188196	32.85307853	4.81980241	37.67288094	0.00000000	0.00000000	944.51880343
A-7	761118SF6	1,000.00000000	0.00000000	4.79166667	4.79166667	0.00000000	0.00000000	1,000.00000000
A-8	761118SG4	977.31950947	19.48866059	4.20909527	23.69775585	0.00000000	0.00000000	957.83084889
A-9	761118SH2	977.31950947	0.00000000	1.89915181	1.89915181	0.00000000	0.00000000	957.83084889
A-P	761118SJ8	983.74964705	1.69580542	0.00000000	1.69580542	0.00000000	0.00000000	982.05384163
A-V	761118SK5	978.71431932	0.00000000	0.40585618	0.40585618	0.00000000	0.00000000	960.55771914
R-I	761118SL3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	761118SM1	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	761118SN9	998.76086172	0.62430478	4.99380457	5.61810935	0.00000000	0.00000000	998.13655693
M-2	761118SP4	998.76086030	0.62430521	4.99380558	5.61811080	0.00000000	0.00000000	998.13655509
M-3	761118SQ2	998.76086133	0.62430418	4.99380352	5.61810771	0.00000000	0.00000000	998.13655715
B-1	761118SR0	998.76086339	0.62430830	4.99380558	5.61811388	0.00000000	0.00000000	998.13655509
B-2	761118SS8	998.76086151	0.62430137	4.99380114	5.61810252	0.00000000	0.00000000	998.13656014
B-3	761118ST6	998.76085875	0.62430367	4.99380301	5.61810669	0.00000000	0.00000000	998.13655508

Deal Factor :	96.05577191%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	03/01/2006	03/31/2006	30/360	1,200,000.00	5.75000000	5,750.00	0.00	0.00	0.00	0.00	5,750.00	0.00
A-2	03/01/2006	03/31/2006	30/360	6,561,368.14	5.75000000	31,439.89	0.00	0.00	0.00	0.00	31,439.89	0.00
A-3	03/01/2006	03/31/2006	30/360	104,724,277.86	5.75000000	501,803.83	0.00	0.00	0.00	0.00	501,803.83	0.00
A-4	03/01/2006	03/31/2006	30/360	17,636,000.00	5.75000000	84,505.83	0.00	0.00	0.00	0.00	84,505.83	0.00
A-5	03/25/2006	04/24/2006	30/360	85,002,626.82	5.72812999	405,755.08	0.00	0.00	0.00	0.00	405,755.08	0.00
A-6	03/25/2006	04/24/2006	30/360	11,087,298.81	5.91766860	54,675.80	0.00	0.00	0.00	0.00	54,675.80	0.00
A-7	03/01/2006	03/31/2006	30/360	25,784,400.00	5.75000000	123,550.25	0.00	0.00	0.00	0.00	123,550.25	0.00
A-8	03/25/2006	04/24/2006	30/360	41,999,328.60	5.16813004	180,881.66	0.00	0.00	0.00	0.00	180,881.66	0.00
A-9	03/25/2006	04/24/2006	30/360	41,999,328.60 [1]	2.33187013	81,614.15	0.00	0.00	0.00	0.00	81,614.15	0.00
A-V	03/01/2006	03/31/2006	30/360	316,950,352.52 [1]	0.49761959	131,433.92	0.00	0.00	0.00	0.00	131,433.92	0.00
M-1	03/01/2006	03/31/2006	30/360	10,512,457.45	6.00000000	52,562.29	0.00	0.00	0.00	0.00	52,562.29	0.00
M-2	03/01/2006	03/31/2006	30/360	3,234,387.17	6.00000000	16,171.94	0.00	0.00	0.00	0.00	16,171.94	0.00
M-3	03/01/2006	03/31/2006	30/360	2,425,790.38	6.00000000	12,128.95	0.00	0.00	0.00	0.00	12,128.95	0.00
B-1	03/01/2006	03/31/2006	30/360	1,617,193.59	6.00000000	8,085.97	0.00	0.00	0.00	0.00	8,085.97	0.00
B-2	03/01/2006	03/31/2006	30/360	1,293,794.82	6.00000000	6,468.97	0.00	0.00	0.00	0.00	6,468.97	0.00
B-3	03/01/2006	03/31/2006	30/360	1,132,114.29	6.00000000	5,660.57	0.00	0.00	0.00	0.00	5,660.57	0.00
Deal Totals				**314,211,037.93**		**1,702,489.10**	**0.00**	**0.00**	**0.00**	**0.00**	**1,702,489.10**	**0.00**

1.Notional Balance

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	4.81813000	A-5, A-6, A-8, A-9

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	**6,054.53**	**6,054.53**	**0.00**	**0**	**0.00**	**72,868.76**	**12,419.08**	**38,450.61**	**0.00**	**0.00**	**0.00**

GMAC RFC

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	1,399	323,843,583.63	1,377	316,950,352.52	221	117,151.17	20	5,564,069.42	0	0.00	0	0.00	1,357	311,070,454.05

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.78982108	6.78325212	354.55	354.49	6.44576323	6.43963006	6.44576323	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	19.52%	14.23%			14.23%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,337	304,902,349.41	0	0.00	0	0.00	0	0.00	0.00	1,337	304,902,349.41
30 days	17	4,579,673.30	0	0.00	0	0.00	0	0.00	0.00	17	4,579,673.30
60 days	3	1,588,431.34	0	0.00	0	0.00	0	0.00	0.00	3	1,588,431.34
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**1,357**	**311,070,454.05**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**1,357**	**311,070,454.05**
Current	98.53%	98.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.53%	98.02%
30 days	1.25%	1.47%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.25%	1.47%
60 days	0.22%	0.51%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.22%	0.51%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

GMAC RFC

11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	17	4,579,673.30	13 Months	0	0.00	25 Months	0	0.00	37 Months	0	0.00	49 Months	0	0.00
	1.25%	1.47%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
2 Months	3	1,588,431.34	14 Months	0	0.00	26 Months	0	0.00	38 Months	0	0.00	50 Months	0	0.00
	0.22%	0.51%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
3 Months	0	0.00	15 Months	0	0.00	27 Months	0	0.00	39 Months	0	0.00	51 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
4 Months	0	0.00	16 Months	0	0.00	28 Months	0	0.00	40 Months	0	0.00	52 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
5 Months	0	0.00	17 Months	0	0.00	29 Months	0	0.00	41 Months	0	0.00	53 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
6 Months	0	0.00	18 Months	0	0.00	30 Months	0	0.00	42 Months	0	0.00	54 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
7 Months	0	0.00	19 Months	0	0.00	31 Months	0	0.00	43 Months	0	0.00	55 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
8 Months	0	0.00	20 Months	0	0.00	32 Months	0	0.00	44 Months	0	0.00	56 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
9 Months	0	0.00	21 Months	0	0.00	33 Months	0	0.00	45 Months	0	0.00	57 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
10 Months	0	0.00	22 Months	0	0.00	34 Months	0	0.00	46 Months	0	0.00	58 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
11 Months	0	0.00	23 Months	0	0.00	35 Months	0	0.00	47 Months	0	0.00	59 Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%
12 Months	0	0.00	24 Months	0	0.00	36 Months	0	0.00	48 Months	0	0.00	60+ Months	0	0.00
	0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%		0.00%	0.00%

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QS1
April 25, 2006

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Modification Type		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%			0.00 %
	Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**3,238,436.00**	**9,715,308.00**	**115,833.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	93.56619111%	100.00000000%

	Ending Percentage
M-1	3.40728655%
M-2	1.04832614%
M-3	0.78624460%
Class M Total:	5.24185729%
B-1	0.52416307%
B-2	0.41934340%
B-3	0.36693968%
Class B Total:	1.31044615%

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	False
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Trigger	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage > 2nd Scheduled Loss Percentage	False
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Trigger	False
Senior Accelerated Stepdown Trigger in effect?	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

GMAC RFC

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QS1
April 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	7,614,783.66
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	6,054.53
Total Deposits	7,620,838.19

Uses of Funds	Amount
Transfer to Certificate Account	7,582,387.57
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	38,450.61
Derivative Payment	N/A
Total Withdrawals	7,620,838.18
Ending Balance	0.00